UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

The General Meeting of Shareholders (the “Meeting”) of Rezolve AI plc (the “Company”), will be held on Monday, September 30, 2025, at 2:30 p.m. (UK time), at 21 Sackville Street, London W1S 3DN. The Company has distributed a Notice of General Meeting of Shareholders and a Proxy Card to all holders of record as of the close of business on August 25, 2025. In connection with the Meeting, the Company hereby furnishes the following documents:

1.
Notice of General Meeting of Shareholders with respect to the Company’s Meeting describing proposals to be voted upon at the Meeting; and
2.
Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

A copy of the Notice of General Meeting of Shareholders and Proxy Card are furnished as Exhibit 99.1 and 99.2 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders.
99.2	Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman